UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934

LAS VEGAS SANDS CORP.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

517834107
(CUSIP Number)

Lawrence A. Jacobs, Esq. c/o Las Vegas Sands Corp. 3355 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 414-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sheldon G. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,672,670
	8	SHARED VOTING POWER 12,566,710
	9	SOLE DISPOSITIVE POWER 66,664,372
	10	SHARED DISPOSITIVE POWER 12,566,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,239,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% [1,2]
14	TYPE OF REPORTING PERSON IN

__________________________
1 Includes options to purchase 287,409 shares of Common Stock held by Mr. Adelson that are exercisable or are expected to become exercisable within 60 days.
2 Percentage of class for all Reporting Persons is based upon a total of 775,463,214 shares of Common Stock outstanding on January 31, 2019, as provided by the Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Miriam Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,691,698
	8	SHARED VOTING POWER 12,566,710
	9	SOLE DISPOSITIVE POWER 97,483,150
	10	SHARED DISPOSITIVE POWER 232,677,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,160,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 517834107	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,626,530
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 34,372,925
	10	SHARED DISPOSITIVE POWER 221,460,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,835,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 517834107	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy D. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,428
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,428
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 517834107	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,919
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,919
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 517834107	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,918
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,918
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 517834107	SCHEDULE 13D	Page 8 of 13

Explanatory Note

This Amendment No. 7 to the Schedule 13D filed on November 24, 2008, as previously amended, is being filed to report (a) an increase of 1.6% in the percentage of aggregate number of shares of Common Stock owned by the Reporting Persons since Amendment No. 6 as a result of (i) a decrease in the number of outstanding shares of Common Stock pursuant to a publicly disclosed stock repurchase program by the Issuer and (ii) an increase in beneficial ownership by the Reporting Persons due to grants and/or vesting of equity awards to certain of the Reporting Persons under the Issuer’s equity plan, and (b) changes in the beneficial ownership reported by certain of the Reporting Persons due to changes in the composition of the trustees of various trusts for the benefit of members of the Adelson family.

Item 1.	Security and Issuer.

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D filed on November 24, 2008, as previously amended by Amendment No. 1 thereto filed on January 16, 2009, Amendment No. 2 thereto filed on April 2, 2009, Amendment No. 3 thereto filed on November 18, 2011, Amendment No. 4 thereto filed on March 5, 2012, Amendment No. 5 thereto filed on June 9, 2014, and Amendment No.6 thereto filed on February 12, 2015 (such Schedule 13D, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, and No. 6 thereto, the “Schedule 13D”), which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Sheldon G. Adelson (“Mr. Adelson”), Dr. Miriam Adelson (“Dr. Adelson”), Irwin Chafetz (“Mr. Chafetz”), the General Trust under the Sheldon G. Adelson 2007 Remainder Trust (the “Remainder Trust”) and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (the “Friends and Family Trust,” and, together with Mr. Adelson, Dr. Adelson, Mr. Chafetz, and the Remainder Trust, the “Reporting Persons”), constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 432,193,904 shares of Common Stock, or 55.7%, of the Issuer’s 775,463,214 shares of Common Stock outstanding as of January 31, 2019 (the “Outstanding Common Stock”) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D.

Since the last amendment to this Schedule 13D, there have been changes in beneficial ownership of shares of Common Stock by the individual Reporting Persons due to the transfer of shares of Common Stock held by trusts for the benefit of members of the Adelson family to Mr. Adelson, Dr. Adelson or other trusts for the benefit of members of the Adelson family. These changes did not affect the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as a group.

CUSIP No. 517834107	SCHEDULE 13D	Page 9 of 13

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)

Incorporated by reference from Items 11 and 13 of the cover page of the applicable Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Person but disclaims such beneficial ownership. The share ownership reported herein does not include shares of Common Stock beneficially owned by the other Reporting Persons. The beneficial ownership of all of the Reporting Persons together is 432,193,904 shares of Common Stock, or 55.7% of the shares of Common Stock outstanding.

(b)

Mr. Adelson beneficially owns an aggregate of 79,239,380 shares of Common Stock (approximately 10.2% of the Outstanding Common Stock). Of these shares, (i) 66,376,963 shares are owned directly by Mr. Adelson, (ii) 8,298 shares are unvested shares of restricted Common Stock owned directly by Mr. Adelson, (iii) 287,409 shares are issuable upon the exercise of options owned directly by Mr. Adelson that are exercisable currently, and (iv) 12,566,710 shares are held by an entity as described below.

Mr. Adelson has sole voting control over 66,672,670 shares of Common Stock, of which (i) 66,376,963 shares are owned directly by Mr. Adelson, (ii) 8,298 shares are unvested shares of restricted Common Stock owned directly by Mr. Adelson; and (iii) 287,409 shares are issuable upon the exercise of options owned directly by Mr. Adelson that are exercisable currently. Mr. Adelson has shared voting control over 12,566,710 shares of Common Stock that are held by an entity as described below.

Mr. Adelson has sole dispositive control over 66,664,372 shares of Common Stock, of which (i) 66,376,963 shares are owned directly by Mr. Adelson and (ii) 287,409 shares are issuable upon the exercise of options owned directly by Mr. Adelson that are exercisable currently. Mr. Adelson has shared dispositive control over 12,566,710 shares of Common Stock that are held by an entity as described below.

Dr. Adelson beneficially owns an aggregate of 330,160,726 shares of Common Stock (approximately 42.6% of the Outstanding Common Stock). Of these shares, (i) 93,779,145 shares are owned directly by Dr. Adelson, (ii) 87,718,919 shares are held by the Remainder Trust, (iv) 87,718,918 shares are held by the Friends and Family Trust, and (v) 60,943,744 shares are held by various entities as described below.

Dr. Adelson has sole voting control over 99,691,698 shares of Common Stock, of which (i) 93,779,145 shares are owned directly by Dr. Adelson, and (ii) 5,912,553 shares are held by various entities as described below. Dr. Adelson has shared voting control over 12,566,710 shares of Common Stock that are held by an entity as described below.

Dr. Adelson has sole dispositive power over 97,483,150 shares of Common Stock, of which (i) 93,779,145 shares are owned directly by Dr. Adelson and (ii) 3,704,005 shares are held by an entity as described below. Dr. Adelson has shared dispositive control over 232,677,576 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 57,239,739 shares are held by various entities as described below.

CUSIP No. 517834107	SCHEDULE 13D	Page 10 of 13

Mr. Adelson and Dr. Adelson are co-managers of a limited liability company for the benefit of members of the Adelson family, which directly owns 12,566,710 shares of Common Stock. Mr. Adelson and Dr. Adelson share voting and dispositive control of these shares of Common Stock.

Mr. Chafetz is deemed to beneficially own an aggregate of 255,835,078 shares of Common Stock (approximately 33.0% of the Outstanding Common Stock). Of these shares, (i) 75,108 shares are owned directly by Mr. Chafetz, (ii) 1,287 shares are unvested shares of restricted Common Stock owned directly by Mr. Chafetz, and (iii) 255,758,683 shares are held by various entities as described below, with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable. Mr. Chafetz disclaims beneficial ownership of those shares of Common Stock not owned directly by him.

Mr. Chafetz has sole voting control over 253,626,530 shares, of which (i) 75,108 shares are owned directly by Mr. Chafetz, (ii) 1,287 shares are unvested shares of restricted Common Stock owned directly by Mr. Chafetz and (iii) 253,550,135 shares are held by various entities as described below. Mr. Chafetz does not have shared voting control over any shares of Common Stock.

Mr. Chafetz has sole dispositive control over 34,372,925 shares, of which (i) 75,108 shares are owned directly by Mr. Chafetz, (ii) 34,297,817 shares are held by various entities as described below. Mr. Chafetz has shared dispositive control over 221,460,866 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 46,023,029 shares are held by various entities as described below.

Dr. Adelson and Mr. Chafetz are co-trustees of the Remainder Trust. The Remainder Trust directly owns 87,718,919 shares of Common Stock (approximately 11.3% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson and Mr. Chafetz are co-trustees of the Friends and Family Trust. The Friends and Family Trust directly owns 87,718,918 shares of Common Stock (approximately 11.3% of the Outstanding Common Stock). Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson and Mr. Chafetz are co-trustees of several trusts for the benefit of members of the Adelson family. These trusts directly own 220,110,866 shares of Common Stock. Dr. Adelson has sole authority to vote 2,208,548 shares of Common Stock owned by these trusts. Mr. Chafetz has sole authority to vote 217,902,318 shares of Common Stock owned by these trusts. Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by these trusts.

Mr. Chafetz is trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 34,297,817 shares of Common Stock. Mr. Chafetz has the sole authority to vote the shares of Common Stock owned by these trusts. Mr. Chafetz has sole dispositive control over the Common Stock owned by these trusts.

Dr. Adelson is the trustee of several trusts for the benefit of members of the Adelson family. These trusts directly own 3,704,005 shares of Common Stock.

CUSIP No. 517834107	SCHEDULE 13D	Page 11 of 13

Mr. Chafetz is a co-manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 1,350,000 shares of Common Stock. Mr. Chafetz, as co-manager, shares dispositive control over these shares of Common Stock, and Mr. Chafetz has the sole authority to vote such shares. Mr. Chafetz disclaims beneficial ownership of these shares of Common Stock.

(c)

There have been no transactions in shares of Common Stock by the Reporting Persons within 60 days of the filing date of this Amendment to the Schedule 13D, except as follows:

(i)	Mr. Adelson’s vesting of 23,109 shares of restricted stock on January 1, 2019;

(ii)	Mr. Adelson’s vesting of 166,626 options to purchase shares of Common Stock on January 1, 2019;

(iii)	the grant to Mr. Adelson of 129,701 options to purchase shares of Common Stock on February 1, 2019; and

(iv)	Mr. Adelson’s vesting of 27,078 options to purchase shares of Common Stock on February 2, 2019.

(d)

Except as set forth above regarding the beneficiaries and trustees of the trusts disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities set forth above.

(e)

Prior to the date hereof, Mr. Stein ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the text below to the end of Item 6 of the Schedule 13D.

Letter Agreement. On October 26, 2017, Mr. Adelson, Dr. Adelson, a number of affiliated trusts and other entities and the Issuer entered into a letter agreement relating to the Second Amended and Restated Registration Rights Agreement. Pursuant to the letter agreement, (i) the registration rights granted under the Second Amended and Restated Registration Rights Agreement were waived in connection with the filing by the Issuer of a registration statement on Form S-3ASR on or before November 3, 2017 and (ii) certain permitted transferees of Registrable Securities agreed to be bound by the provisions of the Second Amended and Restated Registration Rights Agreement, and the Company agreed to treat such transferees as Designated Holders (as defined in the Second Amended and Restated Registration Rights Agreement) for all purposes of the Second Amended and Restated Registration Rights Agreement.

CUSIP No. 517834107	SCHEDULE 13D	Page 12 of 13

Item 7.	Material to be Filed as Exhibits.

 The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit No.	Description
1.
Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, Irwin Chafetz, Timothy D. Stein, the General Trust under the Sheldon G. Adelson 2007 Remainder Trust and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (incorporated by reference to Exhibit 1 to Schedule 13D/A filed on February 17, 2015).

2.
Convertible Note Purchase Agreement, dated as of September 30, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

3.
Note Conversion and Securities Purchase Agreement, dated as of November 10, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

4.
Amendment to Note Conversion and Securities Purchase Agreement between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.3 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

5.
Second Amended and Restated Registration Rights Agreement, dated as of November 14, 2008, by and among Las Vegas Sands Corp., Dr. Miriam Adelson and the other Adelson Holders (as defined therein) that are party to the agreement from time to time (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

6.
Investor Rights Agreement, dated as of September 30, 2008, by and between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

7.	Lockup Agreement, dated as of November 10, 2008, entered into by Dr. Miriam Adelson. (incorporated by reference to Exhibit 7 to Schedule 13D filed on November 24, 2008).
8.
Letter Agreement dated October 26, 2017 by and among Sheldon G. Adelson, Dr. Miriam Adelson, the trusts and other entities listed on the signature pages thereto and Las Vegas Sands Corp (filed herewith).

INDEX TO EXHIBITS

1.
Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, Irwin Chafetz, Timothy D. Stein, the General Trust under the Sheldon G. Adelson 2007 Remainder Trust and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (incorporated by reference to Exhibit 1 to Schedule 13D/A filed on February 17, 2015).

2.
Convertible Note Purchase Agreement, dated as of September 30, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

3.
Note Conversion and Securities Purchase Agreement, dated as of November 10, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

4.
Amendment to Note Conversion and Securities Purchase Agreement between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.3 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

5.
Second Amended and Restated Registration Rights Agreement, dated as of November 14, 2008, by and among Las Vegas Sands Corp., Dr. Miriam Adelson and the other Adelson Holders (as defined therein) that are party to the agreement from time to time (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

6.
Investor Rights Agreement, dated as of September 30, 2008, by and between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

7.	Lockup Agreement, dated as of November 10, 2008, entered into by Dr. Miriam Adelson. (incorporated by reference to Exhibit 7 to Schedule 13D filed on November 24, 2008).
8.
Letter Agreement dated October 26, 2017 by and among Sheldon G. Adelson, Dr. Miriam Adelson, the trusts and other entities listed on the signature pages thereto and Las Vegas Sands Corp (filed herewith).

CUSIP No. 517834107	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2019

/s/ Sheldon G. Adelson	/s/ Miriam Adelson
SHELDON G. ADELSON	MIRIAM ADELSON

/s/ Irwin Chafetz	/s/ Timothy D. Stein
IRWIN CHAFETZ	TIMOTHY D. STEIN

THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST
THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST

By:	/s/ Miriam Adelson	By:	/s/ Irwin Chafetz
Name:	Miriam Adelson	Name:	Irwin Chafetz
Title:	Trustee	Title:	Trustee

[Signature page to Amendment No. 7 to Schedule 13D]